Mail Stop -4561

April 28, 2008

Jeffrey D. Kelly
Vice Chairman and Chief Financial Officer
National City Corporation
1900 East Ninth Street
Cleveland, Ohio 44114-3484

Re: National City Corporation
    Form 10-K for Fiscal Year Ended December 31, 2007
    File Number 1-10074

Dear Mr. Kelly:

    We have given a full review to the above referenced filing, as well as subsequent related filings, and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may have additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
 Regulation

>   1.   Please tell us about any agreements or understandings, written or oral, between you and your regulatory agencies or their representatives.

Regulatory Restrictions and Capital Ratios, page 103

>   2.   In future filings, please disclose the consequences of non-compliance with the various capital ratios.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Risk Mitigation Strategies, page 37

>   3.   Please tell us the authoritative literature on which you rely to exclude credit losses covered by third-party insurance arrangements from the determination of the allowance for loan losses. Tell us how you considered whether you should report these arrangements on a "gross" basis in your balance sheet and income statement (e.g. insurance recoveries as a separate receivable and as a gain in non-interest income). Tell us how you considered the guidance in SOP 96-1.

>   4.   Please tell us how you report recoveries from third-party insurance arrangements in your call reports, and tell us the regulatory guidance that supports your policy.

>   5.   We note you provide a summary of the credit risk transfer strategies on the nonprime mortgage portfolio. Please revise future filings to disclose the amount and nature of all credit risk mitigation strategies you use for the remainder of your portfolio.

>   6.   For each credit risk mitigation strategy you use, please tell us if you believe it is integral to a specific lending arrangement and whether the credit risk mitigation strategy would transfer with a loan to the extent the loan was sold or transferred.

>   7.   Please quantify for us the affect your credit risk mitigation strategies had on the allowance for loan losses and the provision for loan losses for the periods presented. Separately quantify this information for those strategies that you believe are integral to a specific lending arrangement and those that are not.

8.   Please revise to disclose when you recognize expected proceeds from credit risk mitigation strategies.

9.   Please tell us if you ever recognize expected proceeds as a recovery of loan loss reserves before you charge-off the related loan. If you do, please tell us how you determined that such recognition was appropriate.

10.   You disclose on page 66 that loans covered by lender-paid mortgage insurance are not charged off to the extent an insurance recovery is probable and that you use historical loss ratios to determine your allowance for loan losses. Please tell us how loans that are not charged off because they are covered by mortgage insurance affect your historical loss ratios and why you believe your policy is appropriate. For example, in your allowance for loan loss calculation are these loans considered delinquent and/or charged-off.

Allowance for Loan Losses and Allowance for Losses on Lending-Related
  Commitments, page 39

11.   Please revise future filings to quantify the affect on the allowance for loan losses and charge-offs from your change in charge-off practices for insured mortgage loans.

Application of Critical Accounting Policies and Estimates, page 49

You disclose that during the last half of 2007, the markets for sale of certain mortgage loans were severely disrupted and certain mortgage loans held for sale were not able to be sold. As a result, you transferred $7.2 billion of loans from held for sale to held for investment and recorded a write-down of $197 million. We have the following comments related to this transfer.

12.   Please tell us the additional facts and circumstances related to the background, timing, and reasons for this transfer.

13.   You disclose on page 65 that loans are classified within portfolio when management has the intent and ability to hold the loan for the foreseeable future, or until maturity or payoff.

        a. Please tell us how you determined that you had the intent and ability to hold the transferred loans for the foreseeable future, or until maturity or payoff. Specifically address your consideration of liquidity needs, capital requirements, and historical practices of selling loans.

b. On the date of transfer, please tell us how you determined the foreseeable future as defined by the applicable literature, and specifically tell us the length of time that was the foreseeable future. Specifically tell us the factors and evidence you considered to support your determination.

c. Please tell us if you believe there is a minimum amount of time you must hold the loans for investment before you can transfer them back to held for sale. For example, if the markets recover two months after the transfer and you can sell the loans at a favorable price; do you believe you can transfer the loans back to held for sale at that time?

14.   Please provide us detailed information about how you determined the fair value of the loans on the date of the transfer.

Signatures, page 147

15.   Pursuant to Instruction D, please identify the principal accounting officer, or person serving in this capacity.

* * * * *

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Mike Volley, Staff Accountant, at 202-551-3437, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief

by fax: 216-222-2860